UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
     PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2004

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number 000-19860

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of contents

Page Number

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8
Supplemental Schedule
Schedule H, Line 4i – Schedule of assets (held at end of year)	9
Signatures	10
Exhibits	11
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 14, 2005

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004 and 2003
(amounts in thousands)

	December 31,
	2004	2003
Investments, at fair value
The George Putnam Fund of Boston	$25,019	$23,636
Putnam Stable Value Fund	24,689	22,843
Putnam Investors Fund	20,510	19,197
Vanguard Institutional Index Fund	20,813	17,227
The Putnam Fund for Growth & Income	15,396	13,746
Scholastic Corporation Common Stock	12,633	13,594
Putnam New Opportunities Fund	9,827	8,815
Putnam Bond Index Fund	7,689	7,171
Putnam Asset Allocation Fund – Balanced Portfolio	10,083	6,367
Putnam International Equity Fund	7,359	5,667
Putnam Asset Allocation Fund – Growth Portfolio	7,198	5,255
Putnam OTC & Emerging Growth Fund	5,243	4,291
Participants loans	4,332	3,936
Putnam Asset Allocation Fund – Conservative Portfolio	2,455	2,329
Putnam Capital Opportunities Fund	3,269	1,632
Cash	—	1

Total investments	176,515	155,707

Receivables
Participants contribution receivable	378	3
Employer contribution receivable	133	2

Total receivables	511	5

Net assets available for benefits	$177,026	$155,712

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004
 (amounts in thousands)

Interest and dividend income	$2,797

Contributions:
Employer	6,019
Participants	16,368
Rollovers	1,796

Total additions	26,980

Distributions to participants	(17,863)

Net realized and unrealized appreciation in fair value of	12,197
investments

Net increase	21,314

Net assets available for benefits
Beginning of the year	155,712

End of the year	177,026

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to the Company’s Administrative Committee, which is composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). As of December 31, 2004, Putnam Fiduciary Trust Company served as Trustee for the Plan (the “Trustee”). In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, “Putnam”) also provided administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”) as of that date. Investment products offered, through December 31, 2004, to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Putnam and The Vanguard Group. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

During 2003, the Plan was amended to (i) effect an increase in the deferral rate for Highly Compensated Employees from 6% to 7%, (ii) recognize acquired entities under the Plan, and (iii) comply with certain regulatory changes pertaining to age 70½ minimum distribution requirements and claim procedures.

In connection with the Company’s acquisition of Teacher’s Friend Publications Inc., which sponsored the Teacher Friend Publications Inc. Profit Sharing Plan (the “Teacher’s Friend Plan”) for its eligible employees, the Company further amended the Plan in 2003 to reflect the merger of the Teacher’s Friend Plan and the Plan, effective February 1, 2004 or as soon as administratively feasible thereafter. The actual merger occurred on March 1, 2004, whereby $254,207 of Teacher’s Friend Plan assets were transferred to the Plan. This transfer is reflected in the Rollover Line of the Statement of Changes in Net Assets Available for Benefits.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. Employees hired on or after January 1, 2002 are automatically enrolled as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax Compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $13,000 for the Plan Year ended December 31, 2004. Eligible Employees whose Compensation is in excess of $90,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $13,000 for the Plan year ended December 31, 2004. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during any calendar year will have the option to make additional pre-tax contributions provided certain requirements are met. Participants can make additional pre-tax contributions of up to $3,000 in 2004; that amount increases $1,000 per year until the limit reaches $5,000 in 2006.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2004, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2004.

Forfeitures by Participants of unvested Matching Contributions (“Forfeitures”) are used to offset Matching Contributions for other Participants. In 2004, Matching Contributions were reduced by $447,315 from Forfeitures. At December 31, 2004, Forfeitures totaled $14,929, which will be used to reduce future Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant's account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. There were no benefits payable as of December 31, 2004 or 2003.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the statement of changes in net assets available for benefits. The Company pays all other Plan expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States. The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds are valued at redemption prices based on the net asset values of the funds. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from Participants are valued at cost, which approximates fair value.

3. TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

4. PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

5. INVESTMENTS

During 2004, the Plan’s net realized and unrealized appreciation in the fair value of investments was as follows (in thousands):

Putnam Bond Index Fund	$278
Putnam Asset Allocation Fund – Conservative Portfolio	78
Putnam Capital Opportunities Fund	417
Putnam Asset Allocation Fund – Balanced Portfolio	642
Putnam Asset Allocation Fund – Growth Portfolio	630
Putnam International Equity Fund	897
Putnam OTC & Emerging Growth Fund	392
Putnam New Opportunities Fund	947
The Putnam Fund for Growth & Income	1,375
The George Putnam Fund of Boston	1,528
Vanguard Institutional Index Fund	1,633
Putnam Investors Fund	2,399
Scholastic Corporation Common Stock Fund	981

$12,197

6.  SUBSEQUENT EVENTS

Effective January 3, 2005, the Plan custodian/record keeper was changed to Fidelity Fiduciary Trust Company, and as of that date, all investments were transferred to comparable investment options offered by Fidelity.

EIN #13-3385513
Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
 (amounts in thousands)

Identity of	Description of	Number	Current
Issue	Investment	of Shares	Value

			($)
Putnam*	Putnam Stable Value Fund	24,689	$24,689
Putnam*	The George Putnam Fund of Boston	1,382	25,019
Putnam*	Putnam Investors Fund	1,610	20,510
Scholastic Corporation*	Common Stock	342	12,633
Vanguard	Vanguard Institutional Index Fund	188	20,813
Putnam*	The Putnam Fund for Growth &	792	15,396
	Income
Putnam*	Putnam Bond Index Fund	548	7,689
Putnam*	Putnam New Opportunities Fund	229	9,827
Putnam*	Putnam International Equity Fund	309	7,359
Participant Loans*	Prime + 0.5% Interest
	Rate, Repayment
	Terms: 1 to 10 years		4,332
Putnam*	Putnam Asset Allocation
	Fund – Balanced Portfolio	949	10,083
Putnam*	Putnam Asset Allocation
	Fund – Growth Portfolio	644	7,198
Putnam*	Putnam OTC &
	Emerging Growth Fund	694	5,243
Putnam*	Putnam Asset Allocation
	Fund – Conservative Portfolio	269	2,455
Putnam*	Putnam Capital Opportunities Fund	269	3,269

			$176,515

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN

Date: June 24, 2005
/s/ Richard M. Spaulding
Richard M. Spaulding
Executive Vice President, Scholastic Corporation and
Chairman of Administrative Committee of the
Scholastic Corporation 401(k) Savings and
Retirement Plan

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm